May 14, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	OCZ Technology Group, Inc. Registration Statement on Form 10 and Amendment No. 1 thereto File No. 000-53633-09762044 and File No. 000-53633-09790327
Ladies and Gentlemen:
Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), OCZ Technology Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statements on Form 10, File No. 000-53633-09762044 and File No. 000-53633-09790327, respectively, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 21, 2009.
The Company is currently re-examining its strategic direction with respect to funding operating capital. In addition, the Company is also examining certain issues related to the International Auditing Standards used by the Company’s independent accountants. The Company confirms that the Registration Statement was not declared effective by the Commission. The Company may undertake a subsequent private offering of its securities.
Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statements to the undersigned, facsimile number (408) 331-0456, with a copy to the Company’s legal counsel, DLA Piper LLP (US), Attn: Edward Batts, 2000 University Avenue, East Palo Alto, CA 94303, facsimile number (650) 687-1106.
If you have any questions with respect to this matter, please contact Edward Batts at (650) 833-2073.

Very truly yours, OCZ Technology Group, Inc.
By:	/s/ Ryan M. Petersen
Ryan M. Petersen
Chief Executive Officer

cc:	Kerry T. Smith, Esq., OCZ Technology Group, Inc. Edward Batts, Esq., DLA Piper LLP (US)